SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                               Genaera Corporation
                               -------------------
                                (Name of Issuer)

                         COMMON STOCK ($0.001 Par Value)
                         -------------------------------
                         (Title of Class of Securities)

                                    36867G100
                                    ---------
                                 (CUSIP Number)

                                 March 22, 2001
             (Date of Event which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  /  /  Rule 13d-1 (b)
                  / X /  Rule 13d-1 (c)
                  /  /  Rule 13d-1 (d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   36867G100

            1.  Name of Reporting Person

                  Merlin BioMed Group, L.L.C.

            2.  Check the Appropriate Box if a Member of a Group
                  a.
                  b. X

            3.  SEC Use Only

            4.  Citizenship or Place of Organization

                  State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

            5.  Sole Voting Power:

                  -0-

            6.  Shared Voting Power:

                  367,500

            7.  Sole Dispositive Power:

                  -0-

            8.  Shared Dispositive Power:

                  367,500

            9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                  367,500

            10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                  [ ]

            11. Percent of Class Represented by Amount in Row (9)

                  1.2%

            12. Type of Reporting Person

                  CO

CUSIP No.   36867G100

            1.  Name of Reporting Person

                  Merlin BioMed Investment Advisors, L.L.C. (on behalf of five managed accounts)

            2.  Check the Appropriate Box if a Member of a Group
                  a.
                  b. X

            3.  SEC Use Only

            4.  Citizenship or Place of Organization

                  State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

            5.  Sole Voting Power:

                  -0-

            6.  Shared Voting Power:

                  1,142,500

            7.  Sole Dispositive Power:

                  -0-

            8.  Shared Dispositive Power:

                  1,142,500

            9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,142,500

            10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                  [ ]

            11. Percent of Class Represented by Amount in Row (9)

                  3.8%

            12. Type of Reporting Person

                  IA

CUSIP No.   36867G100

            1.  Name of Reporting Person

                  Merlin BioMed, L.P.

            2.  Check the Appropriate Box if a Member of a Group
                  a.
                  b. X

            3.  SEC Use Only

            4.  Citizenship or Place of Organization

                  State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

            5.  Sole Voting Power:

                  -0-

            6.  Shared Voting Power:

                  274,400

            7.  Sole Dispositive Power:

                  -0-

            8.  Shared Dispositive Power:

                  274,400

            9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                  274,400

            10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                  [ ]

            11. Percent of Class Represented by Amount in Row (9)

                  .9%

            12. Type of Reporting Person

                  PN

CUSIP No.   36867G100

            1.  Name of Reporting Person

                  Merlin BioMed II, L.P.

            2.  Check the Appropriate Box if a Member of a Group
                  a.
                  b. X

            3.  SEC Use Only

            4.  Citizenship or Place of Organization

                  State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

            5.  Sole Voting Power:

                  -0-

            6.  Shared Voting Power:

                  93,100

            7.  Sole Dispositive Power:

                  -0-

            8.  Shared Dispositive Power:

                93,100

            9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                  93,100

            10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

            11. Percent of Class Represented by Amount in Row (9)

                  .3%

            12. Type of Reporting Person

                  PN

CUSIP No.       36867G100

            1.  Name of Reporting Person

                  Stuart T. Weisbrod

            2.  Check the Appropriate Box if a Member of a Group
                  a.
                  b. X

            3.  SEC Use Only

            4.  Citizenship or Place of Organization

                  United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

            5.  Sole Voting Power:

                  205,000

            6.  Shared Voting Power:

                  1,715,000

            7.  Sole Dispositive Power:

                  205,000

            8.  Shared Dispositive Power:

                  1,715,000

            9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,715,000

            10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                  [ ]

            11. Percent of Class Represented by Amount in Row (9)

                  5.7%

            12. Type of Reporting Person

                  IN

Item 1
            (a) Name of Issuer:

                Genaera Corporation

            (b) Name of Issuer's Principal Executive Offices:

                5110 Campus Drive
                Plymouth Meeting, PA 19462

Item 2
            (a) Name of Person Filing:

                Merlin BioMed Group, L.L.C. ("MBG")
                Merlin BioMed Investment Advisors, L.L.C. ("MBIA") Merlin BioMed, L.P. ("MBLP")
                Merlin BioMed II, L.P. ("MBII")
                Stuart T. Weisbrod ("SW")

            (b) Address of Principal Business Office

                  230 Park Avenue, Suite 928
                  New York, New York 10169

            (c) Citizenship:

                MBG is a Delaware limited liability company.
                MBIA is a Delaware limited liability company.
                MBLP is a Delaware limited partnership.
                MBII is a Delaware limited partnership.
                SW is a citizen of the United States of America.

            (d) Title of Class of Securities:

                common stock

            (e) CUSIP Number:

                36867G100

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c) under the Act, check whether the person filing is:

        (a) [ ] Broker or dealer registered under Section 15 of the Act.
        (b) [ ] Bank as defined in Section 3(a) (6) of the Act.

        (c) [ ] Insurance company registered as defined in Section 3(a)(19) of the Act.
        (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
        (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
        (f) [ ] Employee Benefit Plan or Pension Fund, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or an Endowment Fund.
        (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G).
        (h) [ ] Savings association as defined in Section (b) of the Federal Deposit Insurance Act.
        (i) [ ] Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box./X/

Item 4:  Ownership

        (a) Amount Beneficially Owned:

        MBG -- 367,500 shares
        MBIA -- 1,142,500 shares
        MBLP -- 274,400 shares
        MBII - 93,100 shares
        SW -- 1,715,000 shares

        (b) Percent of Class:

        MBG --1.2%
        MBIA--3.8%
        MBLP--.9%
        MBII--.3%
        SW--5.7%

        (c) Number of shares as to which the person has:

        MBG:

        (i)    sole power to vote or to direct the vote -- -0-;
        (ii)   shared power to vote or to direct the vote -- 367,500;
        (iii)  sole power to dispose or to direct the disposition of -- -0-;
        (iv)   shared power to dispose or to direct the disposition of--367,500.

        MBIA:

        (i)    sole power to vote or to direct the vote -- -0-;
        (ii)   shared power to vote or to direct the vote -- 1,142,500;
        (iii)  sole power to dispose or to direct the disposition of -- -0-;
        (iv)   shared power to dispose or to direct the disposition of --
               1,142,500.

        MBLP:

        (i)    sole power to vote or to direct the vote -- -0-;
        (ii)   shared power to vote or to direct the vote -- 274,400;
        (iii)  sole power to dispose or to direct the disposition of -- -0-;
        (iv) shared power to dispose or to direct the disposition of --274,400.

        MBII:

        (i)    sole power to vote or to direct the vote -- -0-;
        (ii)   shared power to vote or to direct the vote -- 93,100;
        (iii)  sole power to dispose or to direct the disposition of -- -0-;
        (iv)   shared power to dispose or to direct the disposition of --93,100.

        SW:

        (i)    sole power to vote or to direct the vote -- 205,000;
        (ii)   shared power to vote or to direct the vote -- 1,715,000;
        (iii)  sole power to dispose or to direct the disposition of -- 205,000;
        (iv)   shared power to dispose or to direct the disposition of --
        1,715,000.

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable

Item 7. Identification and Classification of the Subsidiary that Acquired the Security Being Reported by the Parent Holding Company.

        Not applicable

Item 8.  Identification and Classification of Members of the Group.

        Not applicable

Item 9. Notice of Dissolution of the Group.

        Not applicable

Item 10. Certification for Rule 13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         /s/  Stuart T. Weisbrod
         -----------------------------------
         Stuart T. Weisbrod

         MERLIN BIOMED GROUP, L.L.C.

         /s/  Stuart T. Weisbrod
         -----------------------------------
         Stuart T. Weisbrod
         Title:  Managing Member

         MERLIN BIOMED INVESTMENT ADVISORS, L.L.C.

         /s/  Stuart T. Weisbrod
         -----------------------------------
         Stuart T. Weisbrod
         Title:  Managing Member

         MERLINE BIOMED, L.P.

         /s/  Stuart T. Weisbrod
         -----------------------------------
         Stuart T. Weisbrod
         Title:  Managing Member of General Partner

         MERLINE BIOMED II, L.P.

         /s/  Stuart T. Weisbrod
         -----------------------------------
         Stuart T. Weisbrod
         Title:  Managing Member of General Partner


         Date: March 30, 2001

                                    EXHIBIT A

                                    AGREEMENT


         We, the undersigned, hereby express our agreement that the attached
Schedule 13G, dated March 30, 2001, relating to the common stock of Genaera Corporation is filed on behalf of us.

         MERLIN BIOMED GROUP, L.L.C.

         /s/  Stuart T. Weisbrod
         -----------------------------------
         Stuart T. Weisbrod
         Title:  Managing Member

         Merlin BioMed Investment Advisors, L.L.C.

         /s/  Stuart T. Weisbrod
         -----------------------------------
         Stuart T. Weisbrod
         Title:  Managing Member

         MERLINE BIOMED, L.P.

         /s/  Stuart T. Weisbrod
         -----------------------------------
         Stuart T. Weisbrod
         Title:  Managing Member of General Partner

         MERLINE BIOMED II, L.P.

         /s/  Stuart T. Weisbrod
         -----------------------------------
         Stuart T. Weisbrod
         Title:  Managing Member of General Partner

         /s/  Stuart T. Weisbrod
         -----------------------------------
         Stuart T. Weisbrod

         Date: March 30, 2001